ERUDITE TRADING LLC

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

ERUDITE TRADING LLC

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

DECEMBER 31, 2024

C O N T E N T S

OMB APPROVAL
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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ERUDITE TRADING LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Brickell Ave Ste 200-201
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel DiPaci	786-957-7710	dipaci@eruditetrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA P.C.
(Name – if individual, state last, first, and middle name)

125 Lake Street, Unit 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel DiPaci, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ERUDITE TRADING LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: COO/CFO

[signature] please see attached notarization certificate

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Annual Reports

Document Date: 03/21/2025

Number of Pages (including notarial certificate): 3

NOTARY PUBLIC • STATE OF FLORIDA •

KELSEY PROPER
Notary Public - State of Florida
Commission # HH415727
Expires on June 28, 2027

State of Florida
County of Broward

This foregoing instrument was acknowledged before me by means of online notarization, this 03/21/2025 by Daniel DiPaci.

Kelsey Proper

Kelsey Proper

___ Personally Known OR ___ ✔ Produced Identification

Type of Identification Produced DRIVER LICENSE

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Erudite Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Erudite Trading, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Erudite Trading, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Erudite Trading, LLC's management. Our responsibility is to express an opinion on Erudite Trading, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Erudite Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Erudite Trading, LLC's auditor since 2024.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 19, 2025

ERUDITE TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$ 613,309
Securities owned, at fair value	$ 3,628,476
Receivable from broker-dealers	$ 1,039,002
Receivable from affiliates	$ 10,668
Property, plant, & equipment, net of accumulated depreciation	$ 376,256
Right of use asset	$ 405,448
Prepaid expenses	$ 19,466
Other assets	$ 50,630
Total Assets	**$ 6,143,255**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:

Current	
Securities sold, not yet purchased, at fair value	$ 1,229,073
Lease Liability	$ 264,228
Accounts payable and accrued expenses	$ 80,349
Total Current Liabilities	$ 1,573,650
Long Term	
Lease Liability	$ 283,370
Total Long Term Liabilities	$ 283,370
Total Liabilities	$ 1,857,020
MEMBER'S CAPITAL	$ 4,286,235
Total Liabilities and Member's Capital	$ 6,143,255

See Notes to Statement of Financial Condition.

ERUDITE TRADING LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

1. **Summary of Significant Accounting Policies:**

Organization and Business: Erudite Trading LLC (the "Company"), a Delaware Limited Liability Company was formed under the laws of the State of Delaware on October 11, 2022. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various US securities exchanges. The Company's primary business purpose is market making and proprietary trading in exchange listed financial instruments. The Company will not trade on behalf of customers, will affect transactions only with other broker dealers, and will clear and carry its trading accounts with a registered clearing firm.

The Company is a wholly owned subsidiary of Da Vinci Holding LLC (the "Parent"). The Parent was formed in Delaware on October 11, 2022.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains cash and cash equivalents in broker-dealers and banks offering protection for cash by the Securities Investor Protection Corporation ("SIPC") or Federal Depository Insurance Company ("FDIC") up to $250,000. In addition, the Company diversifies holdings in multiple broker-dealers and banks to reduce the exposure of exceeding the SIPC and FDIC limits.

The cash balances in financial institutions may at times exceed federally insured limits. As of December 31, 2024, the Company had ~$362,000 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and does not consider any credit risk associated with this balance to be significant.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments: The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

Receivables from Clearing Broker: The Company clears its transactions through another broker-dealer on a fully disclosed basis. Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents

1. **Summary of Significant Accounting Policies, Continued:**

cash on hand with the clearing broker less amounts payable for transaction costs on unsettled securities trades (see Note 9).

Property and Equipment: Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are being depreciated on a straight-line basis with a useful life of 5 years (60 months).

Revenue Recognition: Securities transactions are recorded on a trade date basis. All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 2). Interest income is recognized on the accrual method.

Income Taxes: The Company is a disregarded entity for tax purposes. No provision has been made for federal US income taxes as the taxable income or loss of Erudite Trading LLC is included in the income tax return of its Parent.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2024. The Company is not currently under audit by any tax jurisdiction.

Accounting for Leases: In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The update requires that all leasing activity with initial terms in excess of twelve months be recognized on the statement of financial position with a right of use asset and a lease liability. The standard requires entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of rental payments. The Company adopted the standard during 2024, when it first entered into a qualifying lease. The adoption of Topic 842 resulted in the

recording of a right of use asset and corresponding liability on the Company's statement of financial condition.

2. **Fair Value Measurement:**

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

ERUDITE TRADING LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Assets		
Securities owned		
Equities	Level 1	3,155,312
Options	Level 1	473,164
Total		3,628,476

Liabilities		
Securities sold, not yet purchased		
Equities	Level 1	958,045
Options	Level 1	271,028
Total		1,229,073

3. **Property and Equipment:**

Property and equipment at December 31, 2024 consisted of the following:

Computer Hardware: $436,608

Less: accumulated depreciation: $60,352

Property and equipment, net: $376,256

Depreciation expense for 2024 was $60,352 and is included in the accompanying statement of operations.

4. **Right of Use Asset and Operating Lease Liability:**

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations.

The Company's remaining office lease obligation has a remaining lease term of 26 months, through Feb 27, 2027.

The Company's present value of lease payments calculations are based on the market of financing arrangements to borrow similar amounts of funds under similar terms. The incremental borrowing rate the Company has used is 3.96%.

Leases with an initial term of twelve months or less are not recorded on the balance sheet; lease expenses for these leases are recognized on a straight-line basis over the lease term. The Company does not have any short-term leases as of December 31, 2024.

The following table presents the maturities of lease liabilities, net of sublease payments:

Lease Liabilities at Dec 31, 2024	
2025	264,228
2026	272,155
2027	46,151
Total Lease Payments	582,534
Imputed Interest	-34,936
Present Value of Lease Liabilities	547,598

5. **Credit Concentration:**

At December 31, 2024, a significant credit concentration consisted of approximately $3.4 million, representing the market value of the Company's trading accounts carried by one of its clearing brokers, ABN. Management does not consider any credit risk associated with this net receivable to be significant.

6. **Related Party Transactions:**

The Company pays expenses on behalf of its affiliates from time to time. During the year ended December 31, 2024, such expenses paid by the Company on behalf of its affiliates totaled $80,378. At December 31, 2024, the Parent was indebted to the Company in the amount of $10,668, which is included in other assets on the Statement of Financial Condition.

7. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $1,000,000 or 2% of aggregate debit balances. The Company elected to use the alternative method to calculate the minimum net capital requirement.

At December 31, 2024, the Company had net capital of $3,829,215, which was $3,579,215 in excess of the required minimum net capital.

8. **Clearing Agreements:**

The Company has a Joint Back Office ("JBO") clearing agreement with its clearing broker. The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of the agreement, the Company has invested $10,000 in the preferred shares/interest of its clearing broker. The Company's investment in this clearing broker is reflected as Other assets on the statement of financial condition.

The agreement requires that the Company maintains a minimum net liquidating equity of $2 million with its clearing broker, exclusive of its preferred stock/interest investment.

9. **Receivable from and Payable to Brokers and Dealers:**

Receivable from and payable to broker-dealers includes cash balances held at the Company's brokers, the unrealized gains and losses on open futures contracts, and the net amount receivable or payable for securities transactions pending settlement. The brokers provide execution, clearing and depository services for the Company's securities trading activities. At December 31, 2024, the Company had a receivable from broker-dealers of $1,039,002.

10. **Financial Instruments - Credit Losses:**

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) ("ASU 2016-13"). The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. At December 31, 2024, the Company did not have any amounts recorded as allowance for expected credit losses.

11. **Guarantees:**

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligation under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such

as interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

12. **Employee Benefit Plans:**

The Company has not established a salary reduction (401(k)) plan for qualified employees. The Company has elected not to make contributions to the plan and is not the trustee of the plan assets. Employee contributions made to the plan during the year ended December 31, 2024 were $0.

13. **Broker Dealer – Single Reportable Segment**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of principal transactions. The Company has identified its CEO as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, which as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

14. **Subsequent Events:**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. On March 11, 2025, the company received a capital contribution of $4,000,000 from its member to support ongoing expansion efforts.